SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2018

DIVISION OF TRADING & MARKETS

18005679

DM

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SEC... Washington, D.C. 20549

SEC MAIL PROCESSING Received MAR 0 1 2018 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Memorial Drive
(No. and Street)

Dublin (City) Ohio (State) 43017-9767 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road (Address) Columbus (City) Ohio (State) 43220 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Douglas R. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of Feb 27th, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARNA FITZPATRICK
NOTARY PUBLIC
STATE OF OHIO
My Commission Expires December 3, 2020

[Signature]
Signature

Treasurer
Title

Marna Fitzpatrick 2/27/18
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HHH CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Adviser Dealer Service, Inc.
Dublin, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Adviser Dealer Service, Inc. (an Ohio limited liability corporation) as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Adviser Dealer Service, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Adviser Dealer Service, Inc.'s management. Our responsibility is to express an opinion on Adviser Dealer Service, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Adviser Dealer Service, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in

Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Adviser Dealer Service, Inc.'s financial statements. The supplemental information is the responsibility of Adviser Dealer Service, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Adviser Dealer Service, Inc.'s auditor since 2012.
Columbus, Ohio
February 27, 2018

ADVISER DEALER SERVICES, INC.

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Cash	$ 291,530	$ 37,867
Accounts receivable	2,684	3,320
Accounts receivable - related party	30,837	150,000
Prepaid expense	916	-
Total current assets	325,967	191,187
Deposit with clearing organization	-	25,067
	$ 325,967	$ 216,254
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 2,000	$ -
Accounts payable - related party	55,963	98,630
Commissions payable	154,814	5,934
Accrued liabilities	9,000	7,500
Total current liabilities	221,777	112,064
Long-term liabilities	-	-
Total liabilities	221,777	112,064
Stockholder's equity:		
Common stock; no par value, 1,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	740,000	740,000
Retained earnings	(645,810)	(645,810)
Total stockholder's equity	104,190	104,190
	$ 325,967	$ 216,254

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenues:		
Affiliated entities fees	$ 3,263,305	$ 13,101
12b-1 fees	242,482	651,357
Commissions	63,957	84,417
Interest	2,475	457
Total revenues	3,572,219	749,332
Expenses:		
Marketing reimbursement	242,482	651,357
Salaries	2,217,274	31,593
Registration fees	21,285	26,850
Commissions	890,215	19,493
Professional fees	9,139	7,594
Other	191,824	12,611
Total expenses	3,572,219	749,498
Net income/(loss)	$ -	$ (166)

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Common Stock:		
Balance at beginning of period	$ 10,000	$ 10,000
Issued/(Repurchased) stock	-	-
Balance at end of period	10,000	10,000
Paid In Capital:		
Balance at beginning of period	740,000	740,000
Contributed capital	-	-
Balance at end of period	740,000	740,000
Retained Earnings:		
Balance at beginning of period	(645,810)	(645,644)
Net income/(loss)	-	(166)
Distributions	-	-
Balance at end of period	(645,810)	(645,810)
Total stockholder's equity	$ 104,190	$ 104,190

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities:		
Net income/(loss)	$ -	$ (166)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable	636	437
Accounts receivable - related party	119,163	(150,000)
Prepaid expense	(916)	-
Deposit with clearing organization	25,067	(62)
Increase (decrease) in:		
Accounts payable	2,000	-
Accounts payable - related party	(42,667)	(352,164)
Commissions payable	148,880	779
Accrued liabilities	1,500	2,000
Total adjustments	253,663	(499,010)
Net cash used in operating activities	253,663	(499,176)
Cash flows from investing activities	-	-
Cash flows from financing activities:	-	-
Net decrease in cash	253,663	(499,176)
Cash at beginning of period	37,867	537,043
Cash at end of period	$ 291,530	$ 37,867
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 1 - Summary of Significant Accounting Policies

A. Organization

Adviser Dealer Services, Inc. (the Company) has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2017, the Company is licensed in 6 states, including California, Delaware, Nebraska, New Jersey, Ohio, and Pennsylvania.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and in several money market accounts. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2017. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Fair Value Measurements (continued)

Money Market Funds: Valued at the net asset value ('NAV") of shares held by the Company at year end.

Assets (2017)	Level 1	Level 2	Level 3	Total
Money Market	$245,930	$ -	$ -	$245,930
Total assets	$245,930	$ -	$ -	$245,930

Assets (2016)	Level 1	Level 2	Level 3	Total
Money Market	$25,385	$ -	$ -	$25,385
Total assets	$25,385	$ -	$ -	$25,385

F. Revenue and Commission Recognition

Commission income and commission expense are recorded on a settlement date basis as security transactions occur. The Company's activities are transacted on a cash basis.

G. Receivables

Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2017.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

(Continued)

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2017, $14,785 or $5,000. At December 31, 2017 the Company's net capital as defined by SEC Rule 15c3-1 was $83,570 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2017 the ratio was 2.2549 to 1.

Note 4 – Related Parties

The Company is the Distributor and principal agent for the sale and distribution of the Meeder Funds. Pursuant to this agreement, the Company is entitled to reimbursement under the Meeder Funds Shareholder Distribution Plan for costs actually incurred by the Company, which is included in the related party receivable in the accompanying balance sheet. These services accounted for $242,482 in revenues during the year.

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides marketing services and other overhead costs. At December 31, 2017, the Company owed the MAM $55,963 for the above mentioned services, which is included in the related party payable in the accompanying balance sheet. The Company is also paid a fee by MAM for various administrative services relating to licensing of representatives. These services accounted for $3,107,489 in expenses during the year.

The Company from time to time invests cash balances in the Meeder Funds Money Market Fund (the Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Investment Management, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2017, cash and cash equivalents included $243,384 invested in the Fund.

(Continued)

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 5 – Income Taxes

Meeder Investment Management, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Investment Management, Inc. has elected to be treated as an S corporation under the provision of Section 1362(a) of the internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Financial, Inc. As a result, no provision for federal income taxes has been recognized.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (US GAAP). As of and during the year ended December 31, 2017, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2013.

Note 6 – Concentrations

The Company has revenue and receivables from various sources. During the year ended December 31, 2017, 7% and 92% of revenues and receivables, respectively, are attributable to Meeder Funds.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2017, up to the date of audit report (February 26, 2018) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2017

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Total stockholder's equity	$ 104,190
Non-allowable assets: Other assets	916
Net capital before haircuts on securities positions	103,274
Haircuts on security positions	4,919
Total net capital	$ 98,355
Minimum net capital requirement – greater of $5,000 or 6 2/3% of aggregate indebtedness of $221,777	14,785
Excess net capital	$ 83,570
Ratio of aggregate indebtedness to net capital	2.2549 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$ 66,963
Commissions payable	154,814
Total aggregate indebtedness	$ 221,777

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2017

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 98,355
Audit adjustments	(-)
Net capital per audited financial statements	$ 98,355

No material differences were found during the audit that affected the net capital calculation.

Schedule III

Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Adviser Dealer Services, Inc.

Adviser Dealer Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2017, without exception.

Adviser Dealer Services, Inc.

I, [signature] swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Douglas R. Cooper
President & Treasurer

February 26, 2018

HHH
CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Adviser Dealer Services, Inc.
Dublin, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Adviser Dealer Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Adviser Dealer Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Adviser Dealer Services, Inc. stated that Adviser Dealer Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Adviser Dealer Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Adviser Dealer Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2018

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

HHH CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Adviser Dealer Service, Inc.
Dublin, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Adviser Dealer Service, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Adviser Dealer Service, Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Adviser Dealer Service, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Adviser Dealer Service, Inc.'s management is responsible for Adviser Dealer Service, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2018

ADVISER DEALER SERVICES, INC.

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2017

	Payment Date	Payee	Amount
1st Half	July 25, 2017	SIPC	$ 1,904

ADVISER DEALER SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016